Contact

www.linkedin.com/in/nishant-deshpande-7aab197b (LinkedIn)

Top Skills

Well versed with Beta Finance Systems, Financial reporting analysis, & Teamwork

Microsoft Office

Microsoft Excel

Languages

Hindi

Spanish

Kannada (Full Professional)

Certifications

Series 7

Series 66

Honors-Awards

2014 Summer Intern Scholarship

Nishant Deshpande

Co-Founder, CEO at Investii, Inc.
Greater Milwaukee

Experience

Investii, Inc.
Co-Founder, CEO
January 2021 - Present (1 year 8 months)
Greater Milwaukee

Build your net worth, faster!

INVESTMENT ADVISORY FIRM
Associate
July 2018 - December 2020 (2 years 6 months)
Greater Milwaukee Area

BMO Financial Group
2 years 1 month

Financial Analyst
October 2016 - July 2018 (1 year 10 months)
Greater Milwaukee Area

In this role, I gained experience underwriting new deals, performing financial analysis, and running financial modeling for our middle-market clients. Additionally, I have had exposure to a variety of industry sectors, including Healthcare, Marine, Rail, Food & Consumer, and many more.

Commercial Analyst Development Program
July 2016 - October 2016 (4 months)
Chicago, Illinois

Heartland Advisors, Inc.
Research Analyst Intern
February 2016 - May 2016 (4 months)
Milwaukee, WI

My duties and responsibilities included:

- Learned and practiced the fundamentals of value investing by utilizing Heartland's 10 Principles of Value Investing to analyze securities.
- Assisted the Chief Risk Officer in forensic analysis of individual securities and portfolios using FactSet, Bloomberg, and other investment resources

- Assisted with macro research and the interrelationship of that data with individual securities and/or portfolios, sectors and industries.
- Created verbal and/or written presentations of analysis.
- Assisted with research filing.
- Completed special projects as requested.

Robert W. Baird & Co.

1 year 3 months

Public Finance Intern

September 2014 - July 2015 (11 months)
U.S Bank Center , Milwaukee WI

My responsibilities in the Public Finance/Fixed Income department included researching sales and disclosure information on Bloomberg, Updating Excel spreadsheets and department database information, compiling demographic and debt information for municipal bond disclosure documents, Providing support on various projects, and gathering and summarizing analytical information in support of the other groups in the department.

Client Services Representative Intern

May 2014 - October 2014 (6 months)
us bank center, milwaukee wi

My responsibilities included: Analysis of client reports, cash and securities allocations through the use of our BETA system, wire transfers, execution of requests from Financial Advisors and CRA's, approving check requests, and analyzing/managing margin options of client accounts.

University of Wisconsin Milwaukee

Business Learning Community Resident Assistant

August 2013 - May 2014 (10 months)
Sandburg Residence Halls

My responsibilities while I was a resident assistant included coordinating events with businesses in the Milwaukee area including the Milwaukee Bucks organization, a local cupcake shop known at Miss Cupcake, and much more. Furthermore, I mentored and advised residents with academic and social issues, making sure they were putting the best position to succeed.

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Education

University of Wisconsin-Milwaukee

Bachelor of Business Administration (B.B.A.), Investments and Securities · (2012 - 2016)